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As filed with the Securities and Exchange Commission on April 6, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WARREN RESOURCES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Maryland (State or Other Jurisdiction of Incorporation or Organization)	11-3024080 (I.R.S. Employer Identification No.)
489 Fifth Avenue 32nd Floor New York, NY 10017 (212) 697-9660 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

David E. Fleming, Esq.
Senior Vice President, General Counsel & Secretary
Warren Resources, Inc.
489 Fifth Avenue
32nd Floor
New York, NY 10017
(212) 697-9660
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Alan L. Talesnick, Esquire Patton Boggs LLP 1660 Lincoln Street, Suite 1900 Denver, Colorado 80264 (303) 830-1776

Approximate date of commencement of proposed sale to the public:
 As soon as practicable after effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(1)(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock ($0.0001 par value per share)	4,312,500 shares	$10.73	$46,273,125	$5,447

(1)
Includes an indeterminate amount of shares that may be issued pursuant to stock splits, stock dividends and similar transactions in connection with the anti-dilution provisions of the class A and class B warrants, as permitted by Rule 416 of the Securities Act of 1933, as amended.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, and based on the average of the high and low sales prices of the common stock, as reported on the Nasdaq National Market on March 31, 2005.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PRELIMINARY PROSPECTUS DATED APRIL 6, 2005
SUBJECT TO COMPLETION

WARREN RESOURCES, INC.

4,312,500 Shares of Common Stock

        This prospectus relates to the disposition from time to time of 4,312,500 shares of common stock of Warren Resources, Inc. or interests therein. The shares of our common stock covered hereby include 2,875,000 shares held by the selling stockholders named in this prospectus, and shares that may be issued to, and transferred by, the selling stockholders upon exercise of 718,750 of our Class A warrants to purchase common stock for a price of $10.00 per share and 718,750 of our Class B warrants to purchase common stock for $12.50 per share. These shares and the warrants to purchase common stock were issued in a private placement to the selling stockholders in 2004. All of the 2,875,000 shares of common stock and the 1,437,500 shares of common stock issuable upon exercise of the Class A and Class B warrants being registered under this prospectus are contractually restricted from sale until June 10, 2005 at the earliest. Additional shares of our common stock may be issued in the event of certain dilutive issuances.

        We will not receive any of the proceeds from the disposition of shares or interests therein by the selling stockholders; however, upon any exercise of the warrants by payment of cash, we will receive the exercise price of the warrants. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

        The selling stockholders may sell their shares at market prices prevailing at the time of transfer, prices related to the prevailing market prices, or negotiated prices.

        Our common stock is listed on the Nasdaq Stock Market under the symbol "WRES". On March 31, 2005, the closing sale price of the common stock was $10.73 per share.

        Investing in the common stock involves certain risks. See the "Risk Factors" section beginning on page 5.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2005

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        The terms "Warren," "we," "us," "our," and the "company," as used in this prospectus, refer to Warren Resources, Inc. and our consolidated subsidiaries.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should carefully read the entire prospectus before investing in our common stock. It may not be complete and may not contain all the information that you should consider before investing in the Common Stock. You should read this entire prospectus carefully, including the "Risk Factors" section.

Warren Resources

        We are a growing independent energy company engaged in the exploration and development of domestic onshore natural gas and oil reserves. We focus our efforts primarily on the exploration and development of coalbed methane, or CBM, properties located in the Rocky Mountain region and on our waterflood oil recovery program in the Wilmington Townlot Unit, or Wilmington unit, in the Wilmington field within the Los Angeles Basin of California.

        As of December 31, 2004, we owned natural gas and oil leasehold interests in approximately 267,234 gross (147,984 net) acres, 94% of which are undeveloped. Substantially all our undeveloped acreage is located in the Rocky Mountains. We have identified approximately 1,164 drilling locations on our acreage, primarily on 80-acre and 160-acre well spacing.

        As of December 31, 2004, we had estimated net proved reserves of 103.6 Bcfe, with a PV-10 value of $242.3 million, based on the reserve report prepared by Williamson Petroleum Consultants. These estimated net proved reserves are located on approximately 6% of our net acreage. Based on our preliminary results to date, we believe that a substantial amount of our remaining undeveloped CBM acreage in the Washakie Basin in the Rocky Mountain Region has commercial potential.

        On January 31, 2005, effective as of January 1, 2005, we acquired for $14.8 million all right, title, and interest of Magness Petroleum in the Wilmington Townlot Unit located in the Los Angeles Basin in California. As a result of the acquisition, our Wilmington holdings increased to an approximate 98.5% working interest. We were also appointed operator of record for this unitized oil field. The acquisition increased our year-end 2004 proforma estimated net proved reserves, adjusted as if the acquisition had occurred on December 31, 2004, to 128.9 Bcfe with a PV-10 value of $306.9 million. We plan to commence drilling seven spot water flood patterns in the Terminal oil zone on or about June 1, 2005.

        We currently have interests in 203 gross (80.3 net) producing wells and are the operator of record for 54% of these wells. Through our joint venture agreements, we actively participate in operating activities for most of the wells for which we are not operator of record. On December 31, 2004, total daily production from these wells was 16.7 MMcfe/d gross (4.6 MMcfe/d net). For 2005, we have a total capital expenditure budget of approximately $37.6 million to participate in the drilling of 100 gross (55.9 net) wells.

The Offering

Common stock offered by the selling stockholders	4,312,500 shares, which includes 2,875,000 outstanding shares and 1,437,500 shares of our common stock issuable upon exercise of our class A and class B warrants.
Common stock to be outstanding after this offering	Up to 36,170,222 shares assuming the 1,437,500 warrants are exercised, which includes 34,732,722 shares outstanding as of March 31, 2005.

Use of proceeds
We will not receive any of the proceeds from the disposition of shares or interests therein by the selling stockholders; however, upon any exercise of the 718,750 class A warrants by payment of cash, we will receive the exercise price of $10.00 per share, and upon any exercise of the 718,750 class B warrants by payment of cash, we will receive the exercise price of $12.50 per share. We will use any such cash proceeds for general corporate purposes.
Nasdaq National Market symbol	WRES
Risk Factors	See "Risk Factors" beginning on page 5 and other information in this prospectus for a discussion of factors you should consider carefully before investing in shares of our common stock.

        The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of March 31, 2005 and excludes 11,053,011 shares of common stock that are issuable upon conversion of our convertible debt and convertible preferred stock and 3,299,956 shares of stock reserved for issuance under our outstanding stock options.

Company Offices

        Our executive offices are located at 489 Fifth Avenue, 32nd Floor, New York, NY 10017, and our telephone number is (212) 697-9660. Warren E&P, Inc. is headquartered at 123 West 1st Street, Suite 505, Casper, WY 82601. Information contained on our website, www.warrenresources.com, is not intended to be part of this prospectus.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before deciding to invest in our common stock. Some of the following risks relate principally to the industry in which we operate and to our business. Other risks relate principally to the securities markets and ownership of our common shares. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially adversely affected, the trading price of your shares could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Our reserve estimates depend on many assumptions that may turn out to be inconclusive, subject to varying interpretations or inaccurate.

        This prospectus contains estimates of our proved natural gas and oil reserves and the estimated future net revenues from these reserves. These estimates are based upon various assumptions, including assumptions relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, ownership and title, taxes and the availability of funds. The process of estimating natural gas and oil reserves is complex. It requires interpretations of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise. Further, the potential for future reserve revisions, either upward or downward, is significantly greater than normal because most of our reserves are undeveloped.

        Actual natural gas and oil prices, future production, revenues, operating expenses, taxes, development expenditures and quantities of recoverable natural gas reserves will most likely vary from those estimated. Any significant variance could materially affect the estimated quantities and present value of future net revenues set forth in this prospectus. A reduction in natural gas and oil prices, for example, would reduce the value of proved reserves and reduce the amount of natural gas and oil that could be economically produced, thereby reducing the quantity of reserves. We may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing natural gas prices and other factors, many of which are beyond our control.

        As of December 31, 2004, approximately 90% of our estimated net proved reserves were undeveloped. Undeveloped reserves, by their nature, are less certain. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make significant capital expenditures to develop our reserves. We have prepared estimates of our natural gas and oil reserves and the costs associated with these reserves in accordance with industry standards. However, the estimated costs may not be accurate, development may not occur as scheduled, or the actual results may not be as estimated. We may not have or be able to obtain the capital we need to develop these proved reserves.

        You should not assume that the present value of future net revenues referred to in this prospectus is the current market value of our estimated natural gas and oil reserves. In accordance with SEC requirements, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate. Any change in consumption by natural gas and oil purchasers or in governmental regulations or taxation will also affect actual future net cash flows. The timing of both the production and the expenses from the development and production of our natural gas and oil properties will affect the timing of actual future net cash flows from proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor, nor does it reflect discount factors used in the marketplace for the purchase and sale of oil and gas properties. Conditions in the oil and gas industry and oil and gas prices will affect whether the 10% discount factor accurately reflects the market value of our estimated reserves.

Failure to obtain financing and environmental approvals for the development of our Washakie Basin properties in which we own interests could have a material adverse effect on our business, financial condition or results of operations.

        Our future growth plans rely heavily on establishing significant production and reserves in the Washakie Basin. However, an inability to provide or obtain financing at acceptable rates could prevent us from developing the Washakie Basin. Furthermore, environmental restrictions in this area could prevent us from developing this acreage as planned. The U.S. Bureau of Land Management, or BLM, has begun preparation of an environmental impact statement, or EIS, which involves a series of scientific studies, surveys and public hearings and formulation of a plan for drilling and production in the Washakie Basin that will, without limitation, establish the number of wells that may be drilled in the Atlantic Rim and the timing and location of those wells. The EIS is currently expected to be completed by the end of 2005, although this projected completion date may be extended. Our prior drilling in this basin, along with our projected drilling through 2005, is being conducted under an interim drilling policy of the BLM, under which up to a total of 200 wells can be drilled in this basin, 165 of which have been allocated to us and our drilling partners. If public opposition to continued drilling in this basin or other regulatory complications occur, the EIS may not be completed during 2005, or could cause the BLM to condition, severely restrict or prohibit drilling on a more permanent basis. Legal challenges to the EIS could also materially affect the timing and ultimate environmental restrictions that are imposed on our drilling and production operations. Any or all of these contingencies could delay or halt our drilling activities or the construction of ancillary facilities necessary for production, which would prevent us from developing our property interests in the Washakie Basin as planned. We cannot predict the timing or outcome of the EIS. Conditions, delays or restrictions imposed on the drilling or the management of groundwater produced during drilling could severely limit our operations there or make them uneconomical. Any unfavorable developments in the Washakie Basin could impede our growth, as we intend to undertake significant activity in order to increase our production and reserves in this area.

Our substantial contingent obligations to repurchase 10% of our outstanding bonds and debentures annually and to repurchase drilling program interests could strain our financial resources.

        As of December 31, 2004, we had $46.5 million of outstanding bonds and debentures. On January 12, 2005 and January 13, 2005, we called for redemption on March 31, 2005 all of the 2007 bonds and 2017 sinking fund convertible debentures, with outstanding balances at December 31, 2004, of $9.0 million and $5.0 million respectively. Holders of our remaining bonds and debentures are entitled each year to tender up to 10% of the original aggregate face amount of each series of debentures for repurchase by us at their face amount, or $3.3 million in 2005 and $2.9 million in 2006, adjusted for the 2007 and 2017 called bonds.

        In addition, under the terms of 13 of our drilling programs formed before 1998, to the extent that the drilling programs and other program investors elect not to purchase a withdrawing partner's interest, the minority interest investors have the right to require us to repurchase their interests in each program for a formula price. This right is effective either seven years from the date of a partnership's formation, or between the 15th and 25th anniversary of their formation. As of December 31, 2004, we have potential repurchase obligations for programs which mature on January 1, 2005 thru June 30, 2005, of approximately $3.4 million and for programs which mature on and after December 2009 of approximately $0.9 million. At December 31, 2004, a portion of our repurchase obligation was secured by $1.1 million market value of U.S. treasury bonds held by an independent trustee.

        Depending upon the amount of cash distributions to investors in our programs prior to the repurchase obligation dates and the number of investors who tender their interests for repurchase as their tender rights become available, a significant amount of funds may be required for these repurchases. These repurchase obligations could put a strain upon our financial resources and otherwise adversely affect our ability to execute our business plan. Any payment made under this obligation would be recorded as a reduction to minority interest as shown on our balance sheet.

        Under the terms of our seven drilling programs formed between 1998 and 2001 investors have the right to require us to repurchase their interests in each program seven to 25 years from the date of a partnership's formation, to the extent that the drilling programs and other program investors elect not to purchase the investor's interest. The price of our repurchase is fixed by the drilling program agreement to be the lower of the PV-10 value of the assets of the program and a formula based on the amount of the investor's cash investment reduced by the amount of any cash distributions received. As of December 31, 2004, based on the December 31, 2004 reserve reports of the respective drilling programs, the aggregate PV-10 value of the assets in these programs was $19.0 million. Because this amount is less than the formula price of $94.4 million as of December 31, 2004, the PV-10 of $19.0 million is our maximum repurchase obligation as of December 31, 2004. This PV-10 amount may increase when we drill the remaining 9 net wells or place the remaining 35 net wells on production on behalf of these seven drilling programs.

        Based on the formula price as of December 31, 2004, if in the future the drilling program PV-10 value were to exceed $94.4 million, then our maximum obligation would be the formula price of $94.4 million, consisting of obligations of $42.6 million between January 1, 2005 and December 31, 2008, $50.5 million between January 1, 2009 and December 31, 2010 and $1.3 million thereafter.

We face significantly increasing water disposal costs in our CBM drilling operations.

        The Wyoming Department of Environmental Quality, or Wyoming DEQ, has restrictive regulations applying to the surface disposal of water produced from our CBM drilling operations. We typically obtain Clean Water Act, Safe Drinking Water Act and analogous state and local permits to use surface discharge methods, such as settling ponds, to dispose of water when the groundwater produced from the coal seams will not exceed surface discharge permit limitations. Surface disposal options have volumetric limitations and require an extensive third-party water sampling and laboratory analysis program to ensure compliance with state permit standards. Alternative methods to surface disposal of water are more expensive. These alternatives include installing and operating treatment facilities or drilling disposal wells to re-inject the produced water into the underground rock formations adjacent to the coal seams or lower sandstone horizons. Injection wells are regulated by the Wyoming DEQ and the Wyoming Oil & Gas Conservation Commission, and permits to drill these wells are obtained from these agencies. Based on our experience with CBM production in the Powder River Basin, we believe that permits for surface discharge of produced water in that basin, as well as the Washakie Basin, will become more difficult to obtain. In Wyoming, our produced water is currently injected at six wells, and we have obtained permits to drill six more of these underground injection wells. We expect the costs to dispose of produced water to increase significantly, which could have a material adverse effect on our business, financial condition and results of operations.

Operational impediments may hinder our access to natural gas and oil markets or delay our production.

        The marketability of our production depends in part upon the availability, proximity and capacity of pipelines, natural gas gathering systems and processing facilities. This dependence is heightened in our CBM operations where this infrastructure is less developed than in our traditional oil and gas operations. For example, there is limited pipeline capacity in the southern portion of the Washakie Basin. Therefore, if drilling results are positive in the entire length of the Washakie Basin, a new pipeline would need to be built at a cost of approximately $25 million, our portion of which would be approximately $12.5 million.

        We deliver natural gas and oil through gathering systems and pipelines that we do not own. These facilities may not be available to us in the future. Our ability to produce and market natural gas and oil is affected and also may be harmed by:

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  the lack of pipeline transmission facilities or carrying capacity;

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  federal and state regulation of natural gas and oil production; and

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  federal and state transportation, tax and energy policies.

        We recently entered into an agreement with Anadarko to jointly construct compression facilities and a pipeline in the Washakie Basin. Any significant change in our arrangement with Anadarko or other market factors affecting our overall infrastructure facilities could adversely impact our ability to deliver the natural gas we produce to market in an efficient manner, or its price. In some cases, we may be required to shut-in wells, at least temporarily, for lack of a market or because of the inadequacy or unavailability of transportation facilities. If that were to occur, we would be unable to realize revenue from those wells until arrangements were made to deliver our production to market.

Our level of indebtedness reduces our financial flexibility and could impede our ability to operate.

        As of December 31, 2004, our long-term debt was $50.0 million, substantially all of which consists of debentures we have issued from time to time with due dates ranging from December 31, 2007 through December 31, 2022. At December 31, 2004, the ratio of our debt to equity was 0.3 to 1.0, and the ratio of our debt to total assets was 0.2 to 1.0. We are required to make sinking fund payments on $46.5 million principal amount of our outstanding debentures, with respect to which we have deposited $23.6 million of principal amount of U.S. treasury bonds as of December 31, 2004, with estimated sinking fund payments required of $1.4 million by the end of 2005 and $1.5 million by the end of 2006. We are also contingently obligated to repurchase 10% of our outstanding bonds annually. We may not have sufficient funds to make repayments or sinking fund payments throughout all future maturities.

        Our level of debt affects our operations in several important ways, including the following:

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  A large portion of our net cash flow from operations has and will continue to be used to pay interest on borrowings;

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  a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes; and

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  our leveraged financial position may make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures.

We may incur additional debt in order to fund our exploration and development activities, which would continue to reduce our financial flexibility and could have a material adverse effect on our business, financial condition or results of operations.

        We may incur additional debt in order to make future acquisitions or develop our properties. A higher level of indebtedness increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and reduce our level of indebtedness depends on future performance. General economic conditions, oil and gas prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flow to pay the interest on our debt or pay our debt at maturity. In addition, if we are unable to repay our debt at maturity out of cash on hand, we could attempt to refinance the debt or repay the debt with the proceeds of an equity offering. We may be unable to sell public debt or equity securities or do so on acceptable terms to pay or refinance the debt. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions and our market value and operations performance at the time of the offering or other financing. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our borrowings or arrange new financing, we may have to sell significant assets. Any such sale could have a material adverse effect on our business and financial results.

We have substantial capital requirements that, if not met, may hinder our growth and operations.

        Our future growth depends on our ability to make large capital expenditures for the exploration and development of our natural gas and oil properties and to acquire additional properties. We have projected these capital expenditures to be approximately $37.6 million in 2005. Historically, we have financed our capital expenditures primarily through drilling programs that participated in the exploration, drilling and development of the projects, and to a lesser extent through debt and equity financing. In the future, we intend to finance these capital expenditures through the proceeds from our initial public offering and from cash flow from operations or a combination of these methods. Future cash flows and the availability of financing will be subject to a number of variables, such as:

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  the success of our CBM projects in the Washakie Basin and our secondary oil recovery projects in our Wilmington unit in California;

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  our success in locating and producing new reserves;

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  the level of production from existing wells; and

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  prices of natural gas and oil.

        Additional financing sources may be required in the future to fund our developmental and exploratory drilling. Issuing equity securities to satisfy our financing requirements could cause substantial dilution to our existing stockholders. Additional debt financing could lead to:

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  a substantial portion of our operating cash flow being dedicated to the payment of principal and interest;

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  our being more vulnerable to competitive pressures and economic downturns; and

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  restrictions on our operations.

        Financing may not be available in the future under existing or new financing arrangements, or we may not be able to obtain necessary financing on acceptable terms, if at all. If sufficient capital resources are not available, we may be forced to curtail our drilling, acquisition and other activities or be forced to sell some of our assets on an untimely or unfavorable basis, which would have an adverse affect on our business, financial condition and results of operations.

We have incurred losses from operations in the past and cannot guarantee profitability in the future.

        At December 31, 2004, we had an accumulated deficit of $77.7 million and total stockholders' equity of $157.6 million. We have recognized annual net losses in each year since 2000. We may not achieve or sustain profitability or positive cash flows from operating activities in the future.

Properties that we buy may not produce as projected, and we may be unable to determine reserve potential, identify liabilities associated with the properties or obtain protection from sellers against them, which could cause us to incur losses.

        One of our growth strategies is to pursue selective acquisitions of natural gas and oil reserves. We perform a review of the target properties that we believe is consistent with industry practices. However, these reviews are inherently incomplete. It generally is not feasible to review in depth every individual property involved in each acquisition. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, a seller may be unwilling or unable to provide effective contractual protection against all or part of those problems, and we often assume environmental and other risks and liabilities in connection with the acquired properties.

Our operations in Wyoming could be adversely affected by abnormally poor weather conditions.

        Our operations in Wyoming are conducted in areas subject to extreme weather conditions and often in difficult terrain. Primarily in the winter and spring, our operations are often curtailed because of cold, snow and wet conditions. Unusually severe weather could further curtail these operations, including drilling of new wells or production from existing wells, and depending on the severity of the weather, could have a material adverse effect on our business, financial condition and results of operations.

As general partner of limited partnerships and co-venturer in joint ventures, we are liable for various obligations of those partnerships and joint ventures.

        We currently serve as the managing general partner of nine limited partnerships and participate in four joint ventures as a result of our sponsorship of drilling programs. As general partner or co-venturer, we are contingently liable for the obligations of the partnerships or joint ventures, as applicable, including responsibility for their day-to-day operations and liabilities which cannot be repaid from partnership or venture assets, insurance proceeds or indemnification by others. In the future, we might be exposed to litigation in connection with partnership or joint venture activities, including without limitation securities or tax liabilities, or find it necessary to advance funds on behalf of certain partnerships or joint ventures to protect the value of the natural gas and oil properties by drilling wells to produce undeveloped reserves or to pay lease operating expenses in excess of production. These activities may have a material adverse effect on our business, financial condition and results of operations.

Our role as general partner of limited partnerships and co-venturer in joint ventures may result in conflicts of interest, which may not be resolved in our best interests or the best interests of our stockholders.

        Our role as general partner of limited partnerships and co-venturer in joint ventures may result in conflicts of interest between the interests of those entities and our stockholders. For example, we plan to continue drilling natural gas and oil wells for the various drilling programs we have sponsored. The allocation of those wells to the drilling programs may give rise to a conflict of interest between our interests and the interests of the partners or co-venturers in our drilling programs. Any resolution of these conflicts may not always be in our best interests.

The loss of our chief executive officer or other key management and technical personnel or our inability to attract and retain experienced technical personnel could adversely affect our ability to operate.

        We depend to a large extent on the efforts and continued employment of Norman F. Swanton, our chief executive officer and chairman, Timothy A. Larkin, our executive vice president and chief financial officer, and Kenneth A. Gobble, our senior vice president of exploration and production, and other key management and technical personnel. The loss of the services of Messrs. Swanton, Larkin, Gobble or other key management and technical personnel could adversely affect our business operations. We maintain key person life insurance on Messrs. Swanton, Larkin and Gobble but not on other key management and technical personnel.

        The success of our development, exploration and production activities depends, in part, on our ability to attract and retain experienced petroleum engineers, geologists and other key personnel. From time to time, competition for experienced engineers and geologists is intense. If we cannot retain these personnel or attract additional experienced personnel, our ability to compete in the geographic regions in which we conduct our operations could be harmed.

We do not insure against all potential operating risks. We may incur substantial losses and be subject to substantial liability claims as a result of our natural gas and oil operations.

        We are not insured against all risks. We ordinarily maintain insurance against various losses and liabilities arising from our operations in accordance with customary industry practices and in amounts that management believe to be prudent. Losses and liabilities arising from uninsured and underinsured events or in amounts in excess of existing insurance coverage could have a material adverse effect on our business, financial condition or results of operations. Our natural gas and oil exploration and production activities are subject to hazards and risks associated with drilling for, producing and transporting natural gas and oil, and any of these risks can cause substantial losses resulting from:

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  environmental hazards, such as uncontrollable flows of natural gas, oil, brine, well fluids, toxic gas or other pollution into the environment, including groundwater and shoreline contamination;

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  abnormally pressured formations;

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  mechanical difficulties, such as stuck oil field drilling and service tools and casing collapse;

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  fires and explosions;

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  personal injuries and death;

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  regulatory investigations and penalties; and

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  natural disasters.

        Any of these risks could have a material adverse effect on our ability to conduct operations or result in substantial losses to us. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could have a material adverse effect on our business, financial condition and results of operations.

We have limited control over activities on properties we do not operate, which could reduce our production and revenues.

        Substantially all of our business activities are conducted through joint operating agreements under which we own partial interests in natural gas and oil properties. We do not operate all of the properties in which we have an interest and in many cases we do not have the ability to remove the operator in the event of poor performance. As a result, we have a limited ability to exercise influence over normal operating procedures, expenditures or future development of underlying properties and their associated costs. The failure of an operator of our wells to adequately perform operations, or an operator's breach of the applicable agreements, could reduce our revenues and production. The success and timing of our drilling and development activities on properties operated by others therefore depends upon a number of factors outside of our and the operator's control, including:

  •
  timing and amount of capital expenditures;

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  expertise and financial resources;

  •
  inclusion of other participants in drilling wells; and

  •
  use of technology.

Defects in the title to any of our natural gas and oil interests could result in the loss of some of our natural gas and oil properties or portions thereof or liability for losses resulting from defects in the assignment of leasehold rights.

        We obtain interests in natural gas and oil properties with varying degrees of warranty of title such as general, special, quitclaim or without any warranty. We acquired approximately one-half our interest in the Wilmington unit from Magness Petroleum in 1999 and the remainder of our interest in January of 2005 in connection with the closing of our purchase and sale transaction with Magness Petroleum. Magness Petroleum had acquired its interests from a third party that in turn had acquired its interest from Exxon Corporation with no warranty of title. Exxon had owned the Wilmington unit for over 25 years before its sale in 1997. We have acquired no title opinion as to the interests we own in that field, which may ultimately prove to be less than the interests we believe we own. Losses in this field may result from title defects or from ownership of a lesser interest than we assume we acquired or from the assignment of leasehold rights by us to our drilling programs. In other instances, title opinions may not be obtained if in our discretion it would be uneconomical or impractical to do so. This increases the possible risk of loss and could result in total loss of properties purchased. Furthermore, in certain instances we may determine to purchase properties even though certain technical title defects exist if we believe it to be an acceptable risk under the circumstances.

Risks Relating to the Oil and Gas Industry

A substantial or extended decline in natural gas and oil prices may adversely affect our ability to meet our capital expenditure obligations and financial commitments.

        Our revenues, operating results and future rate of growth are substantially dependent upon the prevailing prices of, and demand for, natural gas and oil. Declines in the prices of, or demand for, natural gas and oil may adversely affect our financial condition, liquidity, ability to finance planned capital expenditures, and results of operations. Lower natural gas and oil prices may also reduce the amount of natural gas and oil that we can produce economically. Historically, natural gas and oil prices have been volatile, and they are likely to continue to be volatile in the future. A decrease in natural gas or oil prices will not only reduce revenues and profits, but will also reduce the quantities of reserves that are commercially recoverable and may result in charges to earnings for impairment of the value of these assets. If natural gas or oil prices decline significantly for extended periods of time in the future, we might not be able to generate enough cash flow from operations to meet our obligations and make planned capital expenditures. Natural gas and oil prices are subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, natural gas and oil, market uncertainty and a variety of additional factors that are beyond our control.

        Among the factors that cause this fluctuation are:

  •
  changes in domestic and global supply and demand for natural gas and oil;

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  levels of production and other activities of the Organization of Petroleum Exporting Countries and other natural gas and oil producing nations;

  •
  market expectations about future prices;

  •
  the level of global natural gas and oil exploration, production activity and inventories;

  •
  political conditions, including embargoes, in or affecting other oil producing activity; and

  •
  the price and availability of alternative fuels.

        Lower natural gas and oil prices may not only decrease our revenues on a per unit basis, but also may reduce the amount of natural gas and oil we can produce economically. A substantial or extended decline in natural gas and oil prices may have a material adverse effect on our business, financial condition and results of operations.

Drilling for and producing natural gas and oil are high risk activities with many uncertainties that could have a material adverse effect on our business, financial condition or results of operations.

        Our future success depends largely on the success of our exploitation, exploration, development and production activities. These activities are subject to numerous risks beyond our control, including the risk that we will not find any commercially productive natural gas or oil reservoirs. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data, and engineering studies, the results of which are often inconclusive or subject to varying interpretations. See "—Risks Related to Our Business—Our reserve estimates depend on many assumptions that may turn out to be inconclusive, subject to varying interpretations or inaccurate" for a discussion of the uncertainty involved in these processes. Our cost of drilling, completing and operating wells is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay or prevent drilling operations, including:

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  unexpected drilling conditions;

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  pressure or irregularities in geological formations;

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  equipment failures or accidents;

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  well blow-outs;

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  fires and explosions;

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  pipeline and processing interruptions or unavailability;

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  title problems;

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  adverse weather conditions;

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  lack of market demand for natural gas and oil;

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  delays imposed by or resulting from compliance with environmental and other regulatory requirements;

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  shortages of or delays in the availability of drilling rigs and the delivery of equipment; and

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  reductions in natural gas and oil prices.

        Our future drilling activities may not be successful. Our drilling success rate overall and within a particular area could decline. We could incur losses by drilling unproductive wells. Also, we may not be able to obtain any contracts covering our lease rights in potential drilling locations. We cannot be sure that we will ever drill our identified potential drilling locations or that we will produce natural gas or oil from them or from any other potential drilling locations. Shut-in wells, curtailed production and other production interruptions may negatively impact our business and result in decreased revenues.

If natural gas and oil prices decrease, we may be required to record an impairment, which would reduce our stockholders' equity.

        We use the successful efforts method of accounting for costs related to our natural gas and oil properties. Accordingly, we capitalize the cost to acquire, explore for and develop gas and oil properties. Wells are evaluated on a field-by-field basis for impairment. We review our natural gas and oil properties on a field level when circumstances indicate that the capitalized costs, less accumulated depreciation, depletion and amortization or the carrying value of the property, may not be recoverable. If the carrying value of the property exceeds the expected future undiscounted cash flows, an amount equal to the excess of the carrying value over the fair value of the property, generally based upon discounted cash flow, is charged to expense. An impairment results in a non-cash charge to earnings which does not impact cash flow from operating activities, but does reduce our stockholders' equity.

The risk that we will be required to write down the carrying value of our oil and gas properties increases when oil and gas prices are low or volatile. In addition, write-downs may occur if we experience substantial downward adjustments to our estimated proved reserves. Once incurred, a write-down of oil and gas properties is not reversible at a later date.

Competition in the oil and gas industry is intense, and many of our competitors have greater financial, technological and other resources than we do, which may adversely affect our ability to compete.

        We operate in the highly competitive areas of oil and gas exploration, development and acquisition with a substantial number of other companies. We face intense competition from independent, technology-driven companies as well as from both major and other independent oil and gas companies in each of the following areas:

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  acquiring desirable producing properties or new leases for future exploration;

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  marketing our natural gas and oil production;

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  integrating new technologies; and

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  acquiring the equipment and expertise necessary to develop and operate our properties.

        Many of our competitors have financial, managerial, technological and other resources substantially greater than ours. These companies may be able to pay more for exploratory prospects and productive oil and gas properties, and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. To the extent our competitors are able to pay more for properties than we are, we will be at a competitive disadvantage. Further, many of our competitors may enjoy technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, implement advanced technologies, evaluate and select suitable properties, and consummate transactions in this highly competitive environment.

We are subject to complex laws and regulations, including environmental regulations, that can have a material adverse effect on the cost, manner or feasibility of doing business.

        Exploration for and the production and sale of oil and gas in the United States is subject to extensive federal, state and local laws and regulations, including complex tax and environmental laws and regulations, and requires various permits and approvals from federal, state and local agencies. If these permits are not issued or unfavorable restrictions or conditions are imposed on our drilling activities, we may not be able to conduct our operations as planned. Alternatively, failure to comply with these laws and regulations, including the requirements of any permits, may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Compliance costs are significant. Further, these laws and regulations, particularly in the Rocky Mountain region, could change in ways that substantially increase our costs and associated liabilities. We cannot be certain that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not harm our business, results of operations and financial condition. For example, matters subject to regulation and the types of permits required include:

  •
  water discharge and disposal permits for drilling operations;

  •
  drilling permits;

  •
  drilling bonds;

  •
  reclamation;

  •
  spacing of wells;

  •
  occupational safety and health;

  •
  unitization and pooling of properties;

  •
  air quality, noise levels and related permits;

  •
  rights-of-way and easements;

  •
  reports concerning operations to regulatory authorities;

  •
  calculation and payment of royalties;

  •
  gathering, transportation and marketing of gas and oil;

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  taxation; and

  •
  waste disposal.

        Under these laws and regulations, we could be liable for:

  •
  personal injuries;

  •
  property damage;

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  oil spills;

  •
  discharge of hazardous materials;

  •
  well reclamation costs;

  •
  surface remediation and clean-up costs;

  •
  fines and penalties;

  •
  natural resource damages; and

  •
  other environmental protection and damages issues.

Shortages of rigs, equipment, supplies and personnel could delay or otherwise adversely affect our cost of operations or our ability to operate according to our business plans.

        If domestic drilling activity increases, particularly in the fields in which we operate, a general shortage of drilling and completion rigs, field equipment and qualified personnel could develop. As a result, the costs and delivery times of rigs, equipment and personnel could be substantially greater than in previous years. From time to time, including the present, these costs have sharply increased and could do so again. For example, in the second half of 2004, as energy prices increased significantly, we experienced higher costs for drilling rigs, equipment and personnel. The demand for and wage rates of qualified drilling rig crews generally rise in response to the increasing number of active rigs in service and could increase sharply in the event of a shortage. Shortages of drilling and completion rigs, field equipment or qualified personnel could delay, restrict or curtail our exploration and development operations, which could in turn harm our operating results.

Unless we replace, maintain or expand our natural gas and oil reserves, our reserves and production will decline, which could have a material adverse effect on our business, financial condition and results of operations.

        In general, production from natural gas and oil properties declines over time as reserves are depleted, with the rate of decline depending on reservoir characteristics. If we are not successful in our exploitation, exploration, development and enhancement activities, or in acquiring properties containing proved reserves, our proved reserves will decline as reserves are produced. Our future natural gas and oil production is highly dependent upon our ability to economically find, develop or acquire reserves in commercial quantities.

        To the extent cash flow from operations is reduced, either by a decrease in prevailing prices for natural gas and oil or an increase in finding and development costs, and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired. Even with sufficient available capital, our future exploration and development activities may not result in additional proved reserves, and we may not be able to drill productive wells at acceptable costs.

Risks Relating to Ownership of Our Common Stock

The number of shares eligible for future sale or which have registration rights could adversely affect the future market for our common stock.

        Sales of substantial amounts of our common stock in the public market, or the perception that a large number of shares are available for sale, could depress the market price of our common stock. As of March 31, 2005, we have 34,732,722 shares of common stock outstanding, 11,053,011shares of common stock are issuable upon conversion of our convertible debt and convertible preferred stock and 6,461,637 shares of common stock are issuable upon exercise of outstanding options and warrants, including the 1,437,500 warrants being registered under this prospectus. In addition to the shares of common stock sold in our initial public offering, approximately 13,755,663 shares of our common stock are immediately eligible for sale in the public market under Rule 144. An additional 4,179,059 shares held by our affiliates are immediately eligible for sale in the public market subject to the volume and other limitations of Rule 144. Further, upon conversion by the holders of existing convertible debt and preferred stock into common stock, 11,053,011 shares will immediately be eligible for sale in the public market, and 3,298,710 shares held by our affiliates will immediately be eligible for sale subject to the volume and other limitations of Rule 144. In addition, as soon as practicable following the date of this prospectus, we intend to file a registration statement on Form S-8 under the Securities Act to register up to 6,745,194 shares of our common stock reserved for grant or previously granted under our stock option plans. These shares generally will be available for sale in the public market by holders who are not our affiliates and, subject to the volume and other applicable limitations of Rule 144, by holders who are our affiliates, subject to vesting restrictions. Further, upon conversion by holders of outstanding warrants to purchase shares of our common stock being registered herein, an aggregate of 1,437,500 shares will be eligible for sale in the public market upon our registration of the underlying shares after June 10, 2005.

        All of the 2,875,000 shares of common stock and the 1,437,500 shares of common stock issuable upon exercise of the Class A and Class B warrants being registered under this prospectus are contractually restricted from sale until June 10, 2005 at the earliest. Additionally, all of our directors, executive officers and certain of our stockholders, holding approximately 17.5% shares of the outstanding shares of our common stock, are subject to agreements with our initial public offering underwriters or us that restrict their ability to sell or transfer their stock for 180 days from December 22, 2004. After these agreements expire, such shares will be eligible for sale in the public market.

        In accordance with the terms and conditions of the registration rights agreement dated December 12, 2002, holders of at least a 50% majority of our 6,560,809 shares of convertible preferred stock as of December 31, 2004 have a one-time right to demand that their shares of common stock issuable upon conversion of the convertible preferred stock be registered under the Securities Act commencing June 20, 2005. Also, commencing June 20, 2005, these holders may have the right to include their shares of common stock, subject to the consent of any underwriter, in registration statements that we may file, if any, to register shares of our common stock under the Securities Act for ourselves or other stockholders. Additionally, commencing April 3, 2005, we are required to file a registration statement for 2,875,000 shares of outstanding common stock and 1,437,500 shares of common stock issuable upon exercise of our class A and class B warrants under the Securities Act, which shares and warrants are being registered herein. We are also required commencing June 10, 2005 to file a registration statement for 3,000,000 shares of outstanding common stock and 1,500,000 shares of common stock issuable upon exercise of our class A and class B warrants under the Securities Act. The holders of these securities have agreed to certain restrictions on the transfer of their stock for a period ending on June 10, 2005. If our stockholders sell significant amounts of common stock in any public market that develops or exercise their registration rights and sell a large number of shares, the price of our common stock could be negatively affected. If we were to include shares held by those holders in a registration statement pursuant to the exercise of their registration rights, those sales could impair our ability to raise needed capital by depressing the price at which we could sell our common stock or impede such an offering altogether.

Our stock price may be volatile, and your investment in our stock could decline in value.

        In recent years, the stock market has experienced significant price and volume fluctuations. Our common stock may also experience volatility unrelated to our own operating performance for reasons that include:

  •
  domestic and worldwide supplies and prices of and demand for natural gas and oil;

  •
  political conditions in natural gas and oil producing regions;

  •
  war and acts of terrorism;

  •
  demand for our common stock;

  •
  revenue and operating results failing to meet the expectations of securities analysts or investors in any particular quarter;

  •
  changes in expectations as to our future financial performance or changes in financial estimates, if any, of public market analysts;

  •
  investor perception of our industry or our prospects;

  •
  general economic trends;

  •
  limited trading volume of our stock;

  •
  changes in environmental and other governmental regulations;

  •
  actual or anticipated quarterly variations in our operating results;

  •
  our involvement in litigation;

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  conditions generally affecting the oil and natural gas industry;

  •
  the prices of oil and natural gas;

  •
  announcements relating to our business or the business of our competitors;

  •
  our liquidity; and

  •
  our ability to obtain or raise additional funds.

Control by our executive officers and directors will limit your ability to influence the outcome of matters requiring stockholder approval and could discourage our potential acquisition by third parties.

        As of March 31, 2005, our executive officers and directors beneficially owned approximately 17.5% of the outstanding shares of our common stock. These stockholders, if acting together, would be able to influence significantly all matters requiring approval by our stockholders, including the election of our board of directors and the approval of mergers or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price for their shares of our common stock.

Provisions in our articles of incorporation, bylaws and Maryland law may make it more difficult to effect a change in control, which could adversely affect the price of our common stock.

        Provisions of our articles of incorporation, bylaws and Maryland law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We may issue shares of preferred stock in the future without stockholder approval and upon such terms as our board of directors may determine. Our issuance of this preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding stock and potentially prevent the payment of a premium to stockholders in an acquisition.

        Our articles of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of us or our management. These provisions include:

  •
  giving the board the exclusive right to fill all board vacancies;

  •
  providing that special meetings of stockholders may only be called by the board pursuant to a resolution adopted by

  •
  a majority of the board, either upon a motion or upon written request by holders of at least 66 2/3% of the voting power of the shares entitled to vote, or

  •
  by our president;

  •
  a classified board of directors;

  •
  permitting removal of directors only for cause and with a super-majority vote of the stockholders; and

  •
  prohibiting cumulative voting in the election of directors.

        These provisions also could discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions. As a result, these provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders, and may limit the price that investors are willing to pay in the future for shares of our common stock.

        We are also subject to provisions of the Maryland General Corporation Law that prohibit business combinations with persons owning 10% or more of the voting shares of a corporation's outstanding stock, unless the combination is approved by the board of directors prior to the person owning 10% or more of the stock, for a period of five years, after which the business combination would be subject to special stockholder approval requirements. This provision could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, or may otherwise discourage a potential acquirer from attempting to obtain control from us, which in turn could have a material adverse effect on the market price of our common stock.

We have not paid cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future.

        Under the terms of our convertible preferred stock, we may not pay dividends on our common stock unless all accrued dividends on our convertible preferred stock have been paid. We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. Accordingly, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial conditions, current and anticipated cash needs and plans for expansion.

There may be limited liquidity in our shares.

        There may be limited market for our shares and an investor cannot expect to liquidate his investment regardless of the necessity of doing so. The prices of our shares are highly volatile. Due to the low price of the securities, many brokerage firms may not effect transactions and may not deal with them as it may not be economical for them to do so. This could have an adverse effect on developing and sustaining the market for our securities. In addition, there is no assurance that an investor will be in a position to borrow funds using our shares as collateral.

USE OF PROCEEDS

        We will not receive any proceeds from the disposition by the selling stockholders of the common stock covered hereby or interests therein. The selling stockholders will receive all of the proceeds. However, upon any exercise of the warrants by payment of cash, we will receive the exercise price of the warrants. We will use any such cash proceeds for general corporate purposes.

DIVIDEND POLICY

        We have never paid cash dividends on our common stock. We currently intend to retain earnings for use in our business and do not anticipate paying any cash dividend on our common stock in the foreseeable future. Any future declaration and payment of dividends on our common stock will be subject to the discretion of our board of directors, will be subject to applicable law and will depend on our results of operations, earnings, financial condition, contractual limitations, cash requirements, future prospects and other factors deemed relevant by our Board of Directors.

THE COMPANY

        We are a growing independent energy company engaged in the exploration and development of domestic onshore natural gas and oil reserves. We focus our efforts primarily on the exploration and development of CBM properties located in the Rocky Mountain region and on our waterflood oil recovery program in the Wilmington Townlot Unit, or the Wilmington unit, in the Wilmington field within the Los Angeles Basin of California. Our CBM operations are located in two core areas: the Washakie Basin, which comprises approximately the southeast one-third of the Greater Green River Basin in southwestern Wyoming, and the Powder River Basin in northeastern Wyoming. We also own conventional production principally in Texas, New Mexico and North Dakota. As of December 31, 2004, we owned natural gas and oil leasehold interests in approximately 267,234 gross (147,984 net) acres, 94% of which are undeveloped. Substantially all our undeveloped acreage is located in the Rocky Mountains. We have identified approximately 1,164 drilling locations on our acreage, primarily on 80-acre and 160-acre well spacing.

        In the Washakie Basin, we have assembled a large, predominantly undeveloped CBM leasehold, which we believe positions us for significant long-term growth. Our operations in the Washakie Basin consist of the Atlantic Rim project located along the Basin's eastern rim and the Pacific Rim project located along its western rim. As of December 31, 2004, we had 252,884 gross (142,182 net) acres prospective for CBM development in this area, of which 135,925 are net undeveloped acres. This acreage contains approximately 1,049 identified CBM drilling locations. We own a 56% average working interest in this acreage.

        Our Atlantic Rim project comprises approximately 217,205 gross (114,177 net) acres. As of December 31, 2004, we had participated in the drilling of 72 CBM wells in this project. These wells included 35 producing wells and 37 wells that are awaiting completion of production facilities, all of which we believe are capable of commercial production. Based on geological and seismic data, we previously drilled 26 geological test wells, 11 of which we believe are capable of commercial production. As of December 31, 2004, the estimated proved reserves for the 35 producing wells and for their 38 proved undeveloped offset locations average 0.9 Bcfe per gross well on 80-acre and 160-acre spacing, based upon the reserve report prepared by Williamson Petroleum Consultants, Inc., an independent petroleum engineering firm. In 2004, we entered into an agreement to jointly construct, own and operate compression facilities and a pipeline in the Atlantic Rim with Anadarko Petroleum Corporation. During 2005, we plan to increase our drilling activity in the Atlantic Rim by participating in the drilling of 40 gross (11.4 net) additional wells in this area.

        During the last half of 2003, we established our Pacific Rim project which consists of approximately 35,679 gross (28,005 net) acres prospective for CBM development. As of December 31, 2004, we had drilled 19 CBM wells and acquired four previously drilled wells in this project, on 80 and 160-acre spacing. Nine of these wells commenced pumping in June 2004 and we expect the remaining wells to be pumping early in 2005. During 2005, we also plan to increase our drilling activity in the Pacific Rim by participating in the drilling of 19 gross (9.9 net) additional wells in this area.

        As of December 31, 2004, we had estimated net proved reserves of 103.6 Bcfe, with a PV-10 value of $242.3 million, based on the reserve report prepared by Williamson Petroleum Consultants. These estimated net proved reserves are located on approximately 6% of our net acreage. Based on our preliminary results to date, we believe that a substantial amount of our remaining undeveloped CBM acreage in the Washakie Basin has commercial potential.

        On January 31, 2005, effective as of January 1, 2005, we acquired for $14.8 million all right, title, and interest of Magness Petroleum in the Wilmington Townlot Unit located in the Los Angeles Basin in California. As a result of the acquisition, our Wilmington holdings increased to an approximate 98.5% working interest. We were also appointed operator of record for this unitized oil field. The acquisition increased our year-end 2004 proforma estimated net proved reserves, adjusted as if the acquisition had occurred on December 31, 2004, to 128.9 Bcfe with a PV-10 value of $306.9 million. We plan to commence drilling seven spot water flood patterns in the Terminal oil zone on or about June 1, 2005.

        We currently have interests in 203 gross (80.3 net) producing wells and are the operator of record for 54% of these wells. Through our joint venture agreements, we actively participate in operating activities for most of the wells for which we are not operator of record. On December 31, 2004, total daily production from these wells was 16.7 MMcfe/d gross (4.6 MMcfe/d net). For 2005, we have a total capital expenditure budget of approximately $37.6 million to participate in the drilling of 100 gross (55.9 net) wells.

        In 2004, we raised approximately $41 million through the private placement of 5,875,000 shares of our common stock, together with warrants to purchase 2,937,500 shares of our common stock primarily to five institutional investors managed by a large Boston-based investment advisor and also to five unrelated institutional investors.

        Our registration statement filed on Form S-1 (SEC File No. 333-118535) for our initial public offering became effective on December 16, 2004. Our common stock commenced trading on the Nasdaq National Market on December 17, 2004 under the trading symbol "WRES". On December 22, 2004, we consummated the sale of 9,500,000 shares of common stock in our initial public offering for aggregate gross proceeds of $71.25 million. After deducting the underwriters' commission and offering expenses, we received net proceeds of $65.3 million. On December 22, 2004, the underwriters exercised their over-allotment option for an additional 1,425,000 shares of our common stock for additional gross proceeds of $10.7 million, net proceeds of $9.9 million after deducting the underwriters' commission and offering expenses. On March 31, 2005, the last sale price was $10.73 per share of common stock.

        Our executive offices are located at 489 Fifth Avenue, 32nd Floor, New York, NY 10017, and our telephone number is (212) 697-9660. Warren E&P, Inc. is headquartered at 123 West 1st Street, Suite 505, Casper, WY 82601.

DESCRIPTION OF WARRANTS

        We issued Class A and Class B warrants on February 3, 2004, July 7, 2004 and November 30, 2004. The following description summarizes the material provisions of the warrants. We also granted registration rights in connection with the issuance of these warrants. See "—Registration Rights". The description does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the warrants, including the definitions of certain capitalized terms used in this section, but that are not defined in this section.

General

        In 2004, we issued

  •
  1,468,750 Class A warrants to purchase an aggregate of 1,468,750 shares of our common stock at an exercise price of $10.00 per share, and

  •
  1,468,750 Class B warrants to purchase an aggregate of 1,468,750 shares of our common stock at an exercise price of $12.50 per share.

Exercise of Warrants

        The warrants may be exercised at any time commencing one year after date of issuance and expiring prior to 5:00 p.m. Eastern time, five years from the date of issuance. Any warrants not exercised prior to such time will expire.

        If a warrant is not exercised in full, the number of common shares to be available for purchase thereunder shall be reduced by the number of such common shares for which that warrant is exercised. We must deliver the stock certificates within three business days after we receive the exercise delivery documents.

Exercise Price Adjustments

        The warrant exercise price will be reduced in certain instances where shares of common stock are sold or deemed to be sold at a price less than the applicable exercise price, including the issuance of certain options, the issuance of convertible securities, or the change in exercise price or rate of conversion for option or convertible securities. The exercise price will be proportionately adjusted if we subdivide (by stock split, stock dividend, recapitalization or otherwise) or combine (by combination, reverse stock split or otherwise) one or more classes of our common stock.

Warrant Holder not a Stockholder

        Except as otherwise provided in the warrant, the holders of the warrants, solely in their capacities as holders of warrants, shall not be deemed to be stockholders of Warren nor have the rights of stockholders of Warren.

Registration Rights

        In February, July and November 2004, we entered into subscription and registration rights agreements with the securities purchasers with respect to 5,875,000 shares of our common stock and 2,937,500 shares of our common stock issuable upon exercise of our class A and class B warrants. Under the terms of these agreements, as amended, commencing April 3, 2005 we are obligated to file a registration statement covering the resale of 4,312,500 these securities which are being registered herein. Additionally, commencing June 10, 2005, we are obligated to file a registration statement covering the resale of 4,500,000 of these securities. We have agreed to use our reasonable best efforts to cause the registration statement to become effective as soon as possible after filing it with the SEC.

        We have also agreed to keep it effective for a period ending on the earlier of

  •
  two years, until the registrable shares are eligible for sale under Rule 144(k) of the Securities Act or

  •
  until re-sale of all registrable shares covered by the registration statement has been completed.

        Registration Rights of Preferred Stockholders.    In accordance with the December 12, 2002 registration rights agreement, the holders of at least 50% majority of the 6,560,809 shares of our preferred stock as of December 31, 2004 have a one-time right to demand that their shares of common stock issuable upon conversion of the convertible preferred stock be registered under the Securities Act, commencing 180 days after our initial public offering, which is June 20, 2005. No securities other than the converted shares may be included in the registration statement without the prior written consent of a majority of the preferred holders that requested the registration statement. In addition, from the date of filing the registration statement for these shares and until its withdrawal or abandonment, or until 90 days after the effective date of the registration statement, we cannot file or cause to be effected any other registration of any of our equity securities. The registration rights agreement with the preferred holders also provides that commencing June 20, 2005, the holders of at least 50% of the preferred stock may request piggyback rights for their converted shares on a registration statement filed by us, except for demand registrations or registrations on Form S-8 for employee stock option or benefit plans or a Form S-4 for stock issued in an acquisition, subject to the right of the underwriters in an underwritten secondary offering to limit the number of shares included in the registration under some circumstances.

        Commencing June 20, 2005 in the event we decide to file a registration statement with the SEC, other than on Form S-8 or Form S-4, to register an offering of our common stock, we must give written notice to the holders of our intention as soon as reasonably practicable to include the holders' shares of common stock issuable upon conversion of the preferred stock in such registration. If a holder wants to include his shares in the registration, he must give notice to us within 20 days of his receipt of notice, and we must then register those shares. We may reduce the number of securities each holder intends to register on a pro rata basis to the greatest amount that would not adversely affect the distribution of those securities.

  Anti-Takeover Effects of Provisions of Our Articles of Incorporation and Bylaws

        Our articles of incorporation and our bylaws contain provisions that might be characterized as anti-takeover provisions. These provisions may deter or render more difficult proposals to acquire control of our company, including proposals a stockholder might consider to be in his or her best interest, impede or lengthen a change in membership of the board of directors and make removal of our directors more difficult.

SELLING STOCKHOLDERS

        The shares of common stock covered hereby have been issued by us pursuant to a private placement of common stock and warrants on terms and conditions set forth in a series of agreements with the selling stockholders including a purchase agreement, registration rights agreement and warrants to purchase common stock. The selling stockholders may, from time to time, offer and sell pursuant to this prospectus any or all of the common stock covered hereby or interests herein.

        The following table contains information as of March 31, 2005, with respect to the selling stockholders and the number of shares of common stock beneficially owned by each selling securityholder being offered pursuant to this prospectus.

Name	Number of Shares of Common Stock Owned Before Offering(1)	Number of Shares to Be Offered(2)	Number of Shares Owned After Offering(2)	Percentage of Common Stock Owned After Offering(2)
Spindrift Partners, L.P.(3)(4)	2,211,600	1,409,100	802,500	2.2%
Spindrift Investors (Bermuda) L.P.(3)(5)	2,639,550	1,649,550	990,000	2.7
Placer Creek Partners, L.P.(3)(6)	517,350	352,350	165,000	0.5
Placer Creek Investors (Bermuda), L.P.(3)(7)	225,000	150,000	75,000	0.2
Global Natural Resources III(3)(8)	976,500	714,000	262,500	0.7
Alan Talesnick(9)	52,500	37,500	15,000	*
TOTAL	6,622,500	4,312,500	2,310,000

(1)
Assumes the exercise of all of the selling stockholder's Class A Warrants at an exercise price of $10.00 per share of common stock and Class B Warrants at an exercise price of $12.50 per share of common stock. However, this exercise price will be subject to adjustment as described under "Description of Warrants—Exercise Price Adjustments." As a result, the amount of common stock issuable upon exercise of the warrants may increase or decrease in the future.

(2)
Assumes that the selling stockholder elects to sell all the shares of common stock held by the selling stockholder that are covered by this prospectus.

(3)
Wellington Management Company, LLP ("Wellington") acts as investment advisor to these selling stockholders and may be deemed to beneficially own shares owned by or for the account of these selling stockholders. Wellington has disclaimed beneficial ownership of all such shares.

(4)
Includes common stock issuable upon exercise of 234,850 Class A Warrants and 234,850 Class B Warrants being registered herein.

(5)
Includes common stock issuable upon exercise of 274,925 Class A Warrants and 274,925 Class B Warrants being registered herein.

(6)
Includes common stock issuable upon exercise of 58,725 Class A Warrants and 58,725 Class B Warrants being registered herein.

(7)
Includes common stock issuable upon exercise of 25,000 Class A Warrants and 25,000 Class B Warrants being registered herein.

(8)
Includes common stock issuable upon exercise of 119,000 Class A Warrants and 119,000 Class B Warrants being registered herein.

(9)
Includes common stock issuable upon exercise of 6,250 Class A Warrants and 6,250 Class B Warrants being registered herein.

*
Less than 1%.

PLAN OF DISTRIBUTION

        We are registering the sale or other transfer of 4,312,500 shares of our common stock on behalf of the selling stockholders.

        The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

        The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

  •
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

  •
  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

        The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

        The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

        To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

        In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

        We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

Timing

        The common stock or interests therein may be disposed of from time to time by the selling stockholders. There is no assurance that the selling stockholders will dispose of any of the shares of common stock covered hereby or any interests therein.

        Selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of our securities by them.

Proceeds, Commissions and Expenses

        We will not receive any of the proceeds from the disposition of any shares of common stock covered hereby or interests therein. In the event that the warrants are exercised, we will receive the net proceeds of such exercises. We will use such proceeds for general corporate purposes.

        The selling stockholders will be responsible for payment of all commissions, concessions and discounts of underwriters, dealers or agents, if any.

        We will pay for all costs of the registration of the securities, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws.

Registration

        We agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of:

  •
  Such time as all of the shares have been disposed of by the selling stockholders; or

  •
  Such time as the selling stockholders may dispose of all of the shares held by them without registration pursuant to Rule 144(k) under the Securities Act.

        We intend to de-register any of the shares not disposed of by the selling stockholders at the end of such period. At such time, however, any unsold shares may be freely tradable subject to compliance with Rule 144 under the Securities Act.

LEGAL MATTERS

        Patton Boggs LLP, Denver, Colorado, has acted as our counsel in connection with this offering, including the validity of the issuance of the securities offered under this prospectus. Attorneys employed by that law firm beneficially own approximately 40,700 shares of our common stock, 3,337 shares of our 8% convertible preferred stock and warrants to purchase 12,500 shares of our common stock.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto and have been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing.

        Information with respect to the oil and gas reserves associated with our oil and gas properties is derived from the report of Williamson Petroleum Consultants, Inc., independent consulting petroleum engineers, and has been incorporated by reference herein upon the authority of said firm as experts with respect to the matters covered by such report and in giving such report.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus constitutes a part of a registration statement on Form S-3 we filed with the SEC under the Securities Act. This prospectus does not contain all the information set forth in the registration statement and exhibits thereto, and statements included in this prospectus as to the content of any contract or other document referred to are not necessarily complete. For further information, please review the registration statement and the exhibits and schedules filed with the registration statement.

        In each instance where a statement contained in this prospectus regards the contents of any contract or other document filed as an exhibit to the registration statement, you shall review the copy of that contract or other document filed as an exhibit to the registration statement for complete information. Those statements are furnished in all respects by this reference.

        We are subject to the informational requirements of the Exchange Act; and files reports, proxy statements and other information with the SEC in accordance with the Exchange Act. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, materials we file electronically with the SEC are available at the SEC's internet site at http://www.sec.gov. The SEC's internet site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Information about the operation of the SEC's public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

        The SEC allows us to "incorporate by reference" the information we file with them, which means: incorporated documents are considered part of this prospectus; we can disclose important information to you by referring to those documents; and information we file with the Securities and Exchange Commission will automatically update and supersede this incorporated information.

        We incorporate by reference the documents listed below, which were filed with the SEC under the Exchange Act:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 15, 2005;

  •
  The description of our common stock contained in our registration statement on Form 10 (File No. 000-33275) filed with the SEC pursuant to Section 12(g) of the Exchange Act on October 26, 2001, as amended; and

  •
  All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such reports and other documents.

        We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all of the documents referred to above that have been or may be incorporated in this prospectus by reference. Requests for copies should be directed to Corporate Secretary, Warren Resources, Inc., 489 Fifth Avenue, 32nd Floor, New York, NY 10017, telephone (212) 697-9660.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
AND CAUTIONARY STATEMENTS

        The statements contained in this prospectus that are not historical are "forward-looking statements," as that term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, that involve a number of risks and uncertainties.

        These forward-looking statements include, among others, the following:

  •
  our growth strategies;

  •
  our reserve estimates;

  •
  our ability to successfully and economically explore for and develop oil and gas resources;

  •
  anticipated trends in our business;

  •
  our future results of operations;

  •
  our liquidity and ability to finance our exploration and development activities;

  •
  market conditions in the oil and gas industry;

  •
  our ability to make and integrate acquisitions; and

  •
  the impact of environmental and other governmental regulation.

        These statements may be found under "Risk Factors" and other sections of this prospectus. Forward-looking statements are typically identified by use of terms such as "may", "will", "could", "should", "expect", "plan", "project", "intend", "anticipate", "believe", "estimate", "predict", "potential", "pursue", "target" or "continue", the negative of such terms or other comparable terminology, although some forward-looking statements may be expressed differently.

        The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management's assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to a number of factors, including:

  •
  the failure to obtain sufficient capital resources to fund our operations;

  •
  an inability to replace our reserves through exploration and development activities;

  •
  unsuccessful drilling activities;

  •
  a decline in oil or natural gas production or oil or natural gas prices;

  •
  incorrect estimates of required capital expenditures;

  •
  increases in the cost of drilling, completion and gas gathering or other costs of production and operations;

  •
  impact of environmental and other governmental regulation;

  •
  hazardous and risky drilling operations; and

  •
  an inability to meet growth projections.

        You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements.

        All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following is an itemization of all expenses (subject to future contingencies) incurred or to be incurred by the Registrant in connection with the registration of the securities being offered. The selling stockholders will not pay any of the following expenses.

Registration Fee	$5,447
Printing Expenses*	$2,500
Accounting Fees and Expenses*	$5,000
Legal Fees and Expenses*	$20,000
Blue Sky Fees and Expenses*	$500
Miscellaneous*	$1,553
Total	$35,000

*
Estimated

Item 15. Indemnification Of Directors And Officers.

        Section 2-418 of the General Corporation Law of the State of Maryland (the "Maryland Code") provides for mandatory indemnification against reasonable expenses incurred by directors and officers of a corporation in connection with an action, suit or proceeding brought by reason of their position as a director or officer if they are successful, on the merits or otherwise, in defense of the proceeding. In addition, a corporation may indemnify directors or officers in such proceedings if the director or officer acted in good faith, in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, he had no reasonable cause to believe that his conduct was unlawful.

        The Maryland Code also permits a corporation to expand the rights to indemnification by a provision in its bylaws, by an agreement, by resolution of stockholders or directors not involved in the proceeding, or otherwise. However, a corporation may not indemnify a director or officer if the proceeding was one by or on behalf of the corporation and in the proceeding the director of officer is adjudged to be liable to the corporation.

        The Company's Bylaws provide that the Company is required to indemnify its directors and officers to the fullest extent permitted by law, including those circumstances in which indemnification would otherwise be discretionary. The Company also has adopted, in its Articles of Incorporation, a provision under Section 2-405.2 of the Maryland Code that eliminates and limits certain personal liability of directors and officers for monetary damages for breaches of the fiduciary duty of care.

Item 16. Exhibits.

Exhibit Number	Description
2.1(1)	Stock Exchange Agreement dated September 1, 2000 by and among Warren Resources, Inc., Petroleum Development Corporation, James C. Johnson, Jr. and Gregory S. Johnson
4.1(2)	Specimen Common Stock Certificate
4.2(1)	Indenture between Warren Resources, Inc. and Continental Stock Transfer and Trust Company, as Trustee, dated December 1, 2000 regarding 12% debentures due December 31, 2007
4.3(1)	Form of Bond Certificate for 12% debentures due December 31, 2007

4.4(1)	Indenture between Warren Resources, Inc. and Continental Stock Transfer and Trust Company, as Trustee, dated February 1, 1999 regarding 13.02% sinking fund convertible bonds due December 31, 2010 and December 31, 2015
4.5(1)	Form of Bond Certificate for 13.02% debentures due December 31, 2010
4.6(1)	Form of Bond Certificate for 13.02% debentures due December 31, 2015
4.11(3)	Form of Class A Common Stock Purchase Warrant
4.12(3)	Form of Class B Common Stock Purchase Warrant
4.13(4)	Form of Registration Rights Agreement dated December 12, 2002 by and between Warren Resources, Inc. and the Investors in the Series A 8% Cumulative Convertible Preferred Stock
4.14(5)	Form of Subscription and Registration Rights Agreement dated February 3, 2004 by and between Warren Resources, Inc. and the Accredited Investors in Warren Resources, Inc.'s private placement dated January 21, 2004
4.15(6)	Form of Subscription and Registration Rights Agreement dated July 30, 2004 by and between Warren Resources, Inc. and the Accredited Investors in Warren Resources, Inc.'s private placement dated July 9, 2004
4.15(7)	Form of Subscription and Registration Rights Agreement dated November 30, 2004 by and between Warren Resources, Inc. and the Accredited Investors in Warren Resources, Inc.'s private placement dated November 30, 2004
4.16(8)	Form of Contribution Agreement by and between Warren Resources, Inc. and various Delaware limited liability companies
5*	Opinion of Patton Boggs LLP regarding legality.
23.1**	Consent of Grant Thornton LLP
23.2**	Consent of Williamson Petroleum Consultants, Inc.
23.3	Consent of Patton Boggs LLP (included in the opinion regarding legality set forth in Exhibit 5).
24.1	Power of Attorney (included on signature page of this registration statement)

*
To be Filed by Amendment.

**
Filed herewith.

(1)
Incorporated by reference to the Company's Registration Statement on Form 10, Commission File No. 000-33275, filed on October 26, 2001.

(2)
Incorporated by reference from Exhibit 4.1 of the Registrant's Form 10-K for the year ended December 31, 2004, as filed on March 15, 2005.

(3)
Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2003, Commission File No. 000-33275, filed on March 15, 2004.

(4)
Incorporated by reference to the Company's Current Report on Form 8-K, Commission File No. 000-33275, filed on December 17, 2002.

(5)
Incorporated by reference to the Company's Current Report on Form 8-K, Commission File No. 000-33275, filed on February 11, 2004.

(6)
Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, Commission File No. 000-33275, filed on August 16, 2004.

(7)
Incorporated by reference to the Company's Current Report on Form 8-K, Commission File No. 000-33275, filed December 1, 2004.

(8)
Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, Commission File No. 000-33275, filed on August 13, 2003.

Item 17. Undertakings.

        (a)   The undersigned Company undertakes:

          1.     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i)
    to include any prospectus required by Section 10(a)(3) of the Securities Act;

    (ii)
    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of the securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

    (iii)
    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act and are incorporated by reference to the registration statement.

          2.     That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3.     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 5th day of April 2005.

WARREN RESOURCES, INC.
By:	/s/ NORMAN F. SWANTON Norman F. Swanton, Chairman and Chief Executive Officer

        Each person whose signature appears below as a signatory to this registration statement constitutes and appoints Norman F. Swanton and Timothy A. Larkin, or either one of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated, in multiple counterparts with the effect of one original.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on April 5, 2005.

Signatures	Title

/s/ NORMAN F. SWANTON Norman F. Swanton	President, Chairman of the Board and Chief Executive Officer (principal executive officer)
/s/ TIMOTHY A. LARKIN Timothy A. Larkin	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)
/s/ DOMINICK D'ALLEVA Dominick D'Alleva	Director
/s/ CHET BORGIDA Chet Borgida	Director
/s/ ANTHONY L. COELHO Anthony L. Coelho	Director
/s/ LLOYD G. DAVIES Lloyd G. Davies	Director
/s/ MARSHALL MILLER Marshall Miller	Director
/s/ THOMAS G. NOONAN Thomas G. Noonan	Director
/s/ MICHAEL R. QUINLAN Michael R. Quinlan	Director

EXHIBIT INDEX

(Attached to and Made a Part of the Registration Statement
On Form S-3 for Warren Resources, Inc. dated April 6, 2005)

        The following is a complete list of Exhibits filed as part of this Registration Statement:

Exhibit Number	Description
2.1(1)	Stock Exchange Agreement dated September 1, 2000 by and among Warren Resources, Inc., Petroleum Development Corporation, James C. Johnson, Jr. and Gregory S. Johnson
4.1(2)	Specimen Common Stock Certificate
4.2(1)	Indenture between Warren Resources, Inc. and Continental Stock Transfer and Trust Company, as Trustee, dated December 1, 2000 regarding 12% debentures due December 31, 2007
4.3(1)	Form of Bond Certificate for 12% debentures due December 31, 2007
4.4(1)	Indenture between Warren Resources, Inc. and Continental Stock Transfer and Trust Company, as Trustee, dated February 1, 1999 regarding 13.02% sinking fund convertible bonds due December 31, 2010 and December 31, 2015
4.5(1)	Form of Bond Certificate for 13.02% debentures due December 31, 2010
4.6(1)	Form of Bond Certificate for 13.02% debentures due December 31, 2015
4.11(3)	Form of Class A Common Stock Purchase Warrant
4.12(3)	Form of Class B Common Stock Purchase Warrant
4.13(4)	Form of Registration Rights Agreement dated December 12, 2002 by and between Warren Resources, Inc. and the Investors in the Series A 8% Cumulative Convertible Preferred Stock
4.14(5)	Form of Subscription and Registration Rights Agreement dated February 3, 2004 by and between Warren Resources, Inc. and the Accredited Investors in Warren Resources, Inc.'s private placement dated January 21, 2004
4.15(6)	Form of Subscription and Registration Rights Agreement dated July 30, 2004 by and between Warren Resources, Inc. and the Accredited Investors in Warren Resources, Inc.'s private placement dated July 9, 2004
4.15(7)	Form of Subscription and Registration Rights Agreement dated November 30, 2004 by and between Warren Resources, Inc. and the Accredited Investors in Warren Resources, Inc.'s private placement dated November 30, 2004
4.16(8)	Form of Contribution Agreement by and between Warren Resources, Inc. and various Delaware limited liability companies
5*	Opinion of Patton Boggs LLP regarding legality
23.1**	Consent of Grant Thornton LLP
23.2**	Consent of Williamson Petroleum Consultants, Inc.
23.3	Consent of Patton Boggs LLP (included in the opinion regarding legality set forth in Exhibit 5).
24.1	Power of Attorney (included on signature page of this registration statement)

*
To be Filed by Amendment.

**
Filed herewith.

(1)
Incorporated by reference to the Company's Registration Statement on Form 10, Commission File No. 000-33275, filed on October 26, 2001.

(2)
Incorporated by reference from Exhibit 4.1 of the Registrant's Form 10-K for the year ended December 31, 2004, as filed on March 15, 2005.

(3)
Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2003, Commission File No. 000-33275, filed on March 15, 2004.

(4)
Incorporated by reference to the Company's Current Report on Form 8-K, Commission File No. 000-33275, filed on December 17, 2002.

(5)
Incorporated by reference to the Company's Current Report on Form 8-K, Commission File No. 000-33275, filed on February 11, 2004.

(6)
Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, Commission File No. 000-33275, filed on August 16, 2004.

(7)
Incorporated by reference to the Company's Current Report on Form 8-K, Commission File No. 000-33275, filed December 1, 2004.

(8)
Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, Commission File No. 000-33275, filed on August 13, 2003.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Warren Resources
Company Offices
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
THE COMPANY
DESCRIPTION OF WARRANTS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF INFORMATION WE FILE WITH THE SEC
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS AND CAUTIONARY STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX